Mail Stop 4561

November 24, 2006

Jerry Keller
President, Secretary and Treasurer
Expedition Leasing, Inc.
23110 SR 54, #346
Lutz, Florida 33549

> **Re: Expedition Leasing, Inc.**
> **Amendment No. 3 to the Registration Statement on Form SB-2**
> **Filed on October 31, 2006**
> **File No. 333-135514**

Dear Mr. Keller:

We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

General

1.   Please update your financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

Inside cover page

2.   Delete the contact information that follows the table of contents. This information is provided on the first page of the summary. The forepart of the prospectus should avoid redundant presentations.

Risk Factors

Risks Related to An Investment in Our Securities, page 7

3.   Please refer to prior comment 12 from our letter dated October 19, 2006. We note from your response that you intend you register your common stock under Section 12(g) of the Exchange Act, but it appears you may not do so and are not required to do so. Even if you register under the Exchange Act, you have fewer

Jerry Keller
Expedition Leasing, Inc.
November 24, 2006
Page 2

than 300 shareholders, and would be considered to be a "voluntary filer" that could suspend or terminate filing obligations. We believe that your current reporting status and apparent ability to exit the reporting system are risks material to investors' understanding of your company. Please revise to provide appropriate risk factor disclosure or advise.

Our issuance of additional common shares or preferred shares… page 8

4.   We note your disclosure on page 20 that you intend to finance future lease transactions through capital raised in future debt or equity financings. We also note your disclosure on page 3 that you currently do not have any "binding" commitments for, or readily available sources of, additional financing. Revise your disclosure as appropriate to clarify whether you presently have any plans, proposals or arrangements to issue any shares of common stock for any purpose, including future acquisitions and/or financings.

Management's Discussion and Analysis or Plan of Operation, page 22

5.   We note your response to prior comment 26. Our comment requested that you revise the disclosure in the management's discussion and analysis section. However, you responded with revised disclosure in the notes to your financial statements only. Please expand management's discussion to include disclosure similar to that added to the notes to your financial statements in response to prior comment number 26.

Part II

Exhibit 5.01

6.   Please file a legal opinion with your next amendment.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Edgar at (202) 551-3459 or Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (813) 223-9620
       John N. Giordano, Esq.
       Bush Ross, P.A.
       Telephone: (813) 224-9255